SOUL AND VIBE INTERACTIVE INC.

1660 South Hwy 100, Suite 500

St. Louis Park, MN 55146

April 22, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:       Jeffrey P. Riedler

Assistant Director

Re:	Soul and Vibe Interactive Inc.

Amendment to No. 1 Current Report on Form 8-K

Filed March 18, 2013

File No. 333-173056

Dear Mr. Riedler:

Soul and Vibe Interactive Inc. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 29, 2013 (the “Comment Letter”) relating to the Form 8-K referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form 8-K (the “Amended 8-K). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Item 2.01 Completion of Acquisition or Disposition of Assets

Changes to the Business, page 3

Comment No. 1. We note your response to prior comment 6. In your revised disclosure, you do not state how these three games were conceived and how you have been able to proceed with their development with limited financing and only one employee. Please further amend your filing to include this information.

Response No. 1: We have made the requested disclosure; please see page 3.

Licensing, page 6

Comment No. 2. We note your response to prior comment 9. Please be advised that any review of your application for confidential treatment will be performed separately and that comments to this application, if any, will be issued under separate cover.

Response No. 2: Agreed.

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 18

Comment No. 3. Please revise your disclosure provided in response to comment 14 to disclose that if you did not receive a commitment for the smallest amount acceptable, $500,000, how long you expect to be able to remain in operations without any funding.

Response No. 3: We have made the requested disclosure; please see page 19.

Comment No. 4. We note your response to prior comment 15. Exhibit 10.4 appears to have been omitted from your filing. Please amend your filing to include this exhibit.

Response No. 4: We confirm that the exhibit was inadvertently omitted and regret the inconvenience. Exhibit 10.4 has been included in the Amended 8-K but has been renumbered as Exhibit 10.5. As noted in the Amended 8-K, the loan agreement was recently amended, which amendment has been included as Exhibit 10.6.

Exhibit 99.2

Pro Forma Consolidated Financial Statements

Note 2 – Discontinued Operations, page 20

Comment No. 5. Please revise your disclosure provided in response to comment 24 to describe the expected manner and timing of disposing these operations and if the carrying value of inventory you have classified as assets from discontinued operations is recoverable or not. Also, the total assets amount disclosed here does not agree with the pro forma consolidated balance sheet amount. Please revise to eliminate this inconsistency.

Response No. 5: We have made the requested disclosure and eliminated the inconsistency. Please see Note 2.

Form 8-K/A Dated February 14, 2013

Item 4.01 Changes in Registrant’s Certifying Accountant

Comment No. 6. Refer to your response to comment 26. We believe that the phrase, “date here to” maybe clearer with the actual date. Please amend your filing to clearly state that there were no disagreements with M&K on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure through February 13, 2013.

Response No. 6: We have made the requested disclosure.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (763) 400-8040 or our counsel Richard Friedman at (212) 930-9700.

/s/ Peter Anthony Chiodo
Peter Anthony Chiodo
President & CEO